May 13, 2024

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Mr. Daniel Duchovny

Re:	Ashford Inc. Schedule 13E-3 filed April 12, 2024 File No. 005-88416 Preliminary Proxy Statement filed April 12, 2024 File No. 001-36400

Dear Mr. Duchovny:

On behalf of Ashford Inc. (the “Company”), this letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 2, 2024, regarding the Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and the revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”).

Schedule 13E-3

General

1. Please provide us your detailed legal analysis supporting your determination not to include Mr. Monty Bennett and Mr. Archie Bennett, Jr. as filing persons.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Monty J. Bennett and the other filing persons included on the cover of the Preliminary Proxy Statement were included as filing persons in the Schedule 13E-3 and remain as filing persons in the Amended Schedule 13E-3.

With respect to Mr. Archie Bennett, Jr., the Company respectfully advises the Staff that the Company carefully considered the issue of whether Mr. Archie Bennett, Jr. should be included as a filing person in the Schedule 13E-3. The Company determined that Mr. Archie Bennett, Jr. does not constitute a filing person within the meaning of Schedule 13E-3, and the Staff’s analysis and interpretive position set forth in its Rule 13e-3 Compliance and Disclosure Interpretations (“CDIs”), on the basis that Mr. Archie Bennett, Jr. is not an “affiliate” engaged in the transaction for purposes of Rule 13e-3.

Mr. Archie Bennett, Jr. is not engaged in the transaction within the meaning of Rule 13e-3 and the Staff’s CDIs. Mr. Archie Bennett, Jr. played no role in conceiving, planning, structuring, negotiating, or implementing the Rule 13e-3 transaction (the “Transaction”). Accordingly, Mr. Archie Bennett, Jr. is not in a position to have an independent view on whether he “reasonably believes that the Transaction is fair or unfair to unaffiliated security holders” of the Company, as required of all Rule 13e-3 filing persons by Item 1014(a) of Regulation M-A (CDI Question 101.01). There have been no communications between Mr. Archie Bennett, Jr. and Mr. Monty Bennett with respect to this Transaction and communications between Mr. Archie Bennett, Jr. and Mr. Monty Bennett are generally very limited.

Richard Michael Brand    Tel 212-504-5757    Fax +1 212 504 6666    richard.brand@cwt.com

May 13, 2024

The Company also advises the Staff of Mr. Archie Bennett, Jr.’s lack of involvement in the management and affairs of the business of the Company, both before and after the Rule 13e-3 transaction. CDI Question 201.05 provides that “[t]he staff has consistently taken the position that members of senior management of the issuer that is going private are affiliates of that issuer.” Mr. Archie Bennett, Jr. does not hold any management position with the Company and has not held any such position in many years. While Mr. Archie Bennett, Jr. holds a contractual right to appoint a director to the Board of Directors of the Company (the “Board”), the Company advises the Staff that Mr. Archie Bennett, Jr. voted against all Company nominees in 2022, including his own nominee, and plays no role in the Company’s management or operations.

Notwithstanding the facts above, Mr. Archie Bennett, Jr. beneficially owns 29.2% of the total voting interest in the Company (taking into account his Series D Convertible Preferred Stock on an as-converted basis). However, he is not the largest beneficial owner: Mr. Monty Bennett, the Company’s Chairman and Chief Executive Officers, beneficially owns 33.3% of the voting power of the Company and, as Chief Executive Officer. While CDI Question 102.01 provides that the presence of a “controlling or majority security holder” of the issuer (i.e, Mr. Monty Bennett in the case of the Company) “does not necessarily preclude a holder of a lesser amount of securities (i.e., Mr. Archie Bennett, Jr. in the case of the Company) from being considered an ‘affiliate’ for purposes of Rule 13e-3,” the CDI also makes it clear that even a holder of a “significant stake” in the securities of the issuer is not necessarily an “affiliate” of the issuer for Rule 13e-3 purposes.

Pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an “affiliate” of the Company is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, the Company. Pursuant to Rule 12b-2 of the Exchange Act, “control” means the possession, direct or indirect, of the power to direct of cause the direction of the management and policies of a person.” In the current case, Mr. Monty J. Bennett controls the Company, as Chairman and Chief Executive Officer and beneficial owner of 33.3% of the voting power of the Company. By contrast, and as provided above, Mr. Archie Bennett, Jr. does not hold a management position at the Company and is not involved in the day to day operations or the strategic direction of the Company, as evidenced by the fact Mr. Archie Bennett, Jr. was not involved in the conceiving, planning, structuring, negotiating, or implementing of the Transaction in any way.

As noted above, only an issuer and its affiliates engaged in the subject transaction are required to be filing persons and, based on the facts noted above, when taken together, the Company determined that Mr. Archie Bennett, Jr. is not an affiliate of the Company and thus does not constitute a filing person on the Schedule 13E-3.

Preliminary Proxy Statement

Special Factors, page 21

2. Please move the section “Fairness of the Transaction” closer to the beginning of the Special Factors section. See Rule 13e-3(e)(1)(ii).

Response: The Company acknowledges the Staff’s comment and has moved the section “Fairness of the Transaction” to begin on page 31 of the Revised Preliminary Proxy Statement accordingly.

May 13, 2024

Background of the Transaction, page 28

3. We note your description of the engagement of Baird (page 27). Please revise your disclosure to provide all of the disclosure required by item 1015 of Regulation M-A with respect to Baird. Also, we note that you filed discussion materials dated March 11, 2024 as an exhibit to your Schedule 13E-3 but we also note a reference to a Baird valuation analysis on March 4, 2024. Please file such analysis as an exhibit to your Schedule 13E-3 and provide the disclosure required by item 1015(b) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement to include the disclosure required by Item 1015 of Regulation M-A with respect to Baird on page 31. The Company respectfully advises the Staff that there were no written materials provided to the Company on March 4, 2024. The Company has revised the description of the March 4, 2024 meeting to provide clarification on page 28 of the Revised Preliminary Proxy Statement.

Fairness of the Transaction, page 37

4. Please revise this section to include disclosure responsive to instruction 2 to Item 1014 of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement to include disclosure responsive to instruction 2 to Item 1014 of Regulation M-A on page 33.

5. We note that the board of directors and the special committee considered the opinion by Oppenheimer. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the existing disclosures on pages 27 and 31 of the Preliminary Proxy Statement state that the independent members of the Board “specifically adopted the recommendations of the Special Committee and all factors that the Special Committee took into account in making its recommendations to the independent members of the Board of Directors.” The Company has revised the existing disclosures on pages 30 and 35 of the Revised Preliminary Proxy Statement accordingly per Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

The Company respectfully advises the Staff that the Special Committee, in exercising its powers with a view to the interests of the corporation, does not seek to rely solely on the opinion by Oppenheimer to support its finding of fairness to the unaffiliated stockholders. Rather, as permitted under Nevada law, the Special Committee took into account a total mix of factors and considered a variety of procedural and substantive factors related to the fairness of the Transaction, including that the Special Committee received the oral opinion of Oppenheimer, which was subsequently confirmed by delivery of Oppenheimer’s written opinion dated March 30, 2024 to the Special Committee and independent members of the Board.

6. On a related note, please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to the Cashed Out Stockholders, rather than all security holders unaffiliated with the company, and does not address fairness to the Continuing Stockholders.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Filing Persons believe that the Transaction is fair to Continuing Stockholders because the Continuing Stockholders will own the same number of shares of the Company before and after the Transaction. Furthermore, the Reverse Stock Split applies to any one account holding fewer than 10,000 shares immediately prior to the Reverse Stock Split. Accordingly, the Continuing Stockholders have the option to break up their holdings to meet such criteria on a per account basis in order to be cashed out, should they desire to no longer be Continuing Stockholders.

May 13, 2024

The Filing Persons also considered the countervailing factors that there would be less public information available to Continuing Stockholders and that there is no assurance that Continuing Stockholders will ever be in a position to liquidate their holdings at a price equal to or more than the price being paid in the Reverse Stock Split.

The Company has revised the Revised Preliminary Proxy Statement on page 32 to provide further clarification that the Special Committee considered the opinion of Oppenheimer only with respect to the fairness of the Cash Payment to be received by the Cashed Out Stockholders.

7. Please tell us, with a view toward revised disclosure, how the special committee and board of directors considered the work performed by Baird in reaching their fairness determination, if at all.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Special Committee and the Board did not consider the work performed by Baird in reaching their fairness determination. The Company has revised the Revised Preliminary Proxy Statement on page 31 to make this clear.

8. We note that Oppenheimer calculated an implied equity value of up to $12.85 per Share in the Sum-of-the-Parts analysis as it relates to the company’s 2024E Adjusted EBITDA. Please explain how the special committee and board of directors considered such result, given that the reverse stock split will result in a payment of $5 per Share to Cashed Out Stockholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Special Committee and the Board considered the different analyses provided by Oppenheimer as a whole in determining that the Cash Payment was fair to unaffiliated stockholders.

The Special Committee and the independent members of the Board did not heavily weigh the Sum-of-the-Parts (“SOTP”) analysis in its evaluation of the fairness of the Transaction because of their belief that the SOTP analysis provides a less predictive valuation for the Company and its business. Overall, the different valuation techniques provided a broad range of valuations, and the SOTP analysis was deemed highly sensitive to individual business units that may not perform well. The Special Committee and the independent members of the Board discussed with representatives of Oppenheimer the fact that the projections related to the SOTP analysis were optimistic and not particularly likely. Furthermore, the Special Committee and the independent members of the Board noted that the Cash Payment price of $5.00 per share is well within the implied ranges provided by both the SOTP analysis and the discounted cash flow (“DCF”) analysis. The SOTP analysis yielded an implied equity value range of negative $12.93 per share to $12.85 per share, and the DCF valuation analysis yielded a range of negative $5.98 per share to $7.33 per share, with the Cash Payment price being closer to the high-end of each of these ranges. The Special Committee and the independent members of the Board considered these factors as well as the Oppenheimer Opinion.

In consideration of the facts above, the Special Committee and the independent members of the Board attributed greater weight to the DCF valuation and selected going dark transactions analyses in its determination that the Cash Payment was fair to the unaffiliated stockholders. The Revised Preliminary Proxy statement has been revised on page 33 to include these considerations.

May 13, 2024

Opinion of the Financial Advisor, page 41

9. We note that Oppenheimer considered the Projections in connection with its opinion. Disclose the Projections.

Response: The Company acknowledges the Staff’s comment and has accordingly added the appropriate disclosure beginning on page 40 of the Revised Preliminary Proxy Statement.

10. Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value and each multiple used for each company in the Sum-of-the-Parts Selected Public Companies Analysis, including the company, and (ii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis (or a cross-reference to a location in the proxy statement where those results appear).

Response: The Company acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement to disclose the data underlying the results described in this section on pages 38 and 39.

Please do not hesitate to contact me at (212) 504-5757 or Richard.Brand@cwt.com or Erica Hogan at (212) 504-6645 or Erica.Hogan@cwt.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc:	Alex Rose, Executive Vice President, General Counsel and Secretary